

February 5, 2019

Wm. Gordon Prescott
Sr. Executive Vice President and General Counsel
Berkshire Hills Bancorp, Inc.
60 State Street
Boston, MA 02109

      Re: Berkshire Hills Bancorp, Inc.
         Registration Statement on Form S-4
         Filed February 4, 2019
         File No. 333-229506

Dear Mr. Prescott:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Financial Services

cc: Marc P. Levy, Esq.